Leonard A. Pierce +1 617 526 6440 (t) +1 617 526 5000 (f)

leonard.pierce@wilmerhale.com

March 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boyar Value Fund, Inc. (the “Fund”)

(File No. 811-08253)

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Fund pursuant to: (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended (the “Investment Company Act”); and (3) Rule 101(a) of Regulation S-T, is Post-Effective Amendment No. 30 to the Fund’s registration statement on Form N-1A (the “Amendment”) under the Securities Act (Amendment No. 32 under the Investment Company Act). The Amendment includes a Prospectus, Statement of Additional Information, Part C, and exhibits. The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act and will automatically become effective sixty (60) days from the date of the filing.

The disclosures regarding the Fund in the enclosed Prospectus and Statement of Additional Information are substantially the same as its past disclosures, except for the: (1) incorporation of changes disclosed in a supplement filed pursuant to Rule 497 on February 6, 2019 resulting from a change of control to certain service providers, including the filing of exhibits relating to the contractual changes; (2) incorporation of changes disclosed in a supplement filed pursuant Rule 497 on December 12, 2018 regarding the addition of a co-portfolio manager; and (3) certain other non-material changes.

If you have any questions or comments concerning the Amendment, please contact me at (617) 526-6440.

Sincerely,

Leonard A. Pierce